EXHIBIT 15.1

True Leaf Brands Inc. 32 - 100 Kalamalka Lake Road Vernon, BC V1T 9G1 Canada	1-778-475-5323 info@trueleaf.com www.trueleaf.com

True Leaf Reports Third Quarter 2020 Financial Results and Corporate Update

VERNON, BC – March 2, 2020 – True Leaf Brands Inc. (“True Leaf” or the “Company”) (CSE: MJ) (OTCQX: TRLFF) (FSE: TLA) today announced its operating and financial results for the third quarter ended December 31, 2019.

Q3 2020 and Recent Highlights

True Leaf Pet

•	Reported revenues from global sales totaling $491,040 (CAD).

•	Secured several new listings with PetSmart Canada (petsmart.ca), expanding the Company’s product line in 140 stores and online. The expanded range of hemp supplements and oil of oregano pet care products will arrive on store shelves this month.

•	Secured distribution with Quebec-based pet retailer Mondou (mondou.com) to list the Company’s full product lines in their 66 stores across the province.

•	Signed an agreement with Jerry Wilson & Associates to act as manufacturers’ representatives in the western U.S., including the lucrative California pet care market. The firm has an affiliate relationship with George Brent & Associates, offering additional support for the Canadian marketplace.

•	Showcased the Company’s expanded pet care product lines at the 2020 Global Pet Expo, the world’s largest pet industry tradeshow, held annually in Orlando, Florida.

“This year True Leaf Pet celebrates its fifth anniversary. In five short years, we have launched more than 40 products and built a retail distribution network of thousands of stores across North America and Europe,” said Chief Executive Officer Darcy Bomford. “We continue to receive an impressive response to our expanded range of plant-focused pet care products and build upon our core business in the specialty pet channel. Going forward, we have a positive outlook for the year ahead as the global market for cannabis and natural pet care products continues to grow exponentially.”

True Leaf Cannabis

•	On November 22, 2019, secured three licenses from Health Canada to cultivate, process and sell medical cannabis for the Company’s 18,000 square foot True Leaf Campus facility in Lumby, British Columbia.

•	The Company plans to leverage its formulation experience to offer cannabis oils and capsules with specific CBD, THC, and terpene profiles that offer anxiety and anti-inflammatory support for people.

•	Development of these cannabis products is underway with the support of white-label suppliers, providing the Company an efficient route to market.

Bomford continued, “In this quarter True Leaf Cannabis became a Licensed Producer which was a long-awaited landmark event for our Company. Our team’s formulation and product development experience allows us to leverage our processing license and launch cannabis-focused products into the ‘Cannabis 2.0’ market quickly and cost-effectively.”

The Company has been actively seeking capital or a joint venture partner to invest and participate under their cannabis licenses. In addition, the Company is considering a potential sale or lease of its True Leaf Campus facility in order to monetize their investment in the licenses.

Bomford added, “Over the past few months we’ve seen the first-hand effects of the ‘capital crunch’ in the equity markets and have been working hard to implement significant cost-saving measures. This includes restructuring our core team, streamlining operations, and reducing Selling, General and Administrative (SG&A) expenses. Our main objective is to give our shareholders a return on the True Leaf Cannabis division, extend our runway, and achieve profitability as soon as possible.”

Selected Quarterly Results of Operations (Expressed in Canadian dollars unless otherwise indicated)

	Three Months Ended
Description	December 31, 2019 $	September 30, 2019 $
Revenues	491,040	706,752
Total operating expenditures	(2,175,877)	(2,242,125)
Loss and comprehensive loss for period	(2,010,308)	(1,889,107)
Basic and diluted Loss per share	(0.02)	(0.02)

For further information, please refer to the Company's Management's Discussion and Analysis for Fiscal Third Quarter 2020, published on the Company's website at ir.trueleaf.com.

About True Leaf

True Leaf Brands Inc. is a wellness company for both people and their pets.

True Leaf Cannabis, a division of True Leaf Brands Inc., is a Licensed Producer and owns True Leaf Campus, an 18,000 square foot facility located on a 40-acre site zoned for the cultivation, processing, and sale of cannabis in Lumby, British Columbia.

True Leaf Pet, a division of True Leaf Brands Inc., is a global pet care company offering plant-focused wellness products that improve the quality of life for companion animals. The company is guided by its mission to “Return the Love” which was inspired by the unconditional love that pets give us every day.

www.trueleaf.com

Investor Contact:

Darcy Bomford

Chief Executive Officer

Darcy@trueleaf.com

O: 778-475-5323 x201

Media Contact:

Paul Sullivan

Director, Public Relations

Paul@trueleaf.com

O: 604-685-4742

M: 604-603-7358

Follow True Leaf

Twitter: @trueleafpet

Facebook: True Leaf Pet

Instagram: @trueleafpet

Forward-Looking Statements

This news release contains forward-looking statements and management may make additional forward-looking statements in response to your questions. Such written and oral disclosures are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995 and True Leaf hereby claims such safe harbour protection for all forward-looking statements. True Leaf believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions; however, True Leaf’s actual results and performance and the value of its securities could differ materially from those set forth in the forward-looking statements due to the impact of many factors summarized in the "Risk Factors" section of True Leaf’s Offering Circular Form 1-A filed with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities and other discussions of risk factors contained in True Leaf’s periodic filings or supplements to the offering circular. True Leaf's Offering Circular Form 1-A can be found at ir.trueleaf.com. Forward-looking statements speak only as of the date they are made. True Leaf undertakes no obligation to update or revise any such information for any reason after the date of this presentation unless required by law.